[LOGO] WEALTH MINERALS LTD.

                              N E W S R E L E A S E

30 March 2005

Vancouver, B.C.........The Board of Directors of Wealth Minerals Ltd. (TSX
Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ) has accepted the resignation of Rosie Moore as President and Director, effective on today's date.

The Board thanks Ms. Moore for her contributions to Wealth Minerals and wishes her every success in her future endeavors. The Board will be selecting a new president soon.

On behalf of the Board of Directors of
WEALTH MINERALS LTD.


Gary Freeman, Vice President

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.


Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3
Tel 604.331.0096  Fax 604.408.7499                        www.wealthminerals.com